EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Pipeline Partners, L.P.

(amounts in thousands except ratios)

Six months ended June 30, 2008
Earnings:
Loss before income tax expense (1)	$(324,491)
Fixed charges	41,316
Interest capitalized	(4,288)
Amortization of previously capitalized interest	102

Total	$(287,361)

Fixed Charges:
Interest cost and debt expense	39,766
Interest allocable to rental expense (2)	1,550

Total	$41,316

Ratio of Earnings to Fixed Charges	— (3)

(1)	Includes a non-cash loss recognized on derivatives of $258.0 million and a non-recurring cash derivative unwind expense of $116.1 million for the six months ended June 30, 2008.
(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest
(3)	Due to the Partnership’s loss for the six months ended June 30, 2008, its earnings were insufficient to cover its fixed charges by $328.7 million.